Filed by Zynga Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Zynga Inc.

Commission File No. 001-35375

The following communication was first made available to employees of Zynga Inc. May 2nd, 2022:

Hi everyone -

I’m excited to provide a brief update on the progress of the transaction to combine Zynga with Take-Two Interactive Software. As we recently disclosed, I am happy to share that we received the regulatory approvals required to complete the transaction and both Zynga and Take-Two will host our respective shareholder votes to approve the deal on May 19, 2022. On this date, if both groups vote in favor of the transaction, the deal will be ready to close shortly thereafter, subject to satisfaction of the remaining customary closing conditions.

So, what does this mean for you? Between now and closing, our integration teams will continue to plan for a seamless transition to becoming a Take-Two label starting on day one. This includes preparing for the integration of our core business operations like financial systems and stock programs as well as defining the overarching structure of the combined organization. You can expect communications about these in the coming weeks. There are also two important near-term next steps:

Zynga Shareholder Vote

If you are an owner of Zynga stock and held shares on April 4, you should have received a communication from your broker with instructions about how to submit your vote for the proposed deal. If you have any questions, please contact your broker or stockadmin@zynga.com. As a reminder, Zynga’s board of directors recommends that all Zynga stockholders vote in favor of the transaction at our special meeting.

Culture Survey

As we look to make our combined organization the best it can be, we are focused on preserving and enhancing the best elements of both companies’ cultures. Our goal is to create the best experience for our teams.

To this end, we are launching a culture assessment survey with a focus on identifying the unique aspects that drive creativity, innovation and efficiency. This survey will come in an email from Jeff Ryan. I ask that you take a few minutes to share your input for this important work and know that your responses will be anonymous.

I want to reiterate my excitement surrounding this deal. Combining Zynga’s expertise in mobile and our next generation platforms with Take-Two’s best-in-class capabilities and intellectual property will transform us into a global interactive entertainment leader with a portfolio of iconic franchises. Your dedication and hard work are what enable us to continue to raise the bar and deliver an unmatched gaming experience for our players. Every day, I am proud to be on this journey with the Zynga team. Thank you for all that you do.

Frank

—

Frank Gibeau

CEO, Zynga

fgibeau@zynga.com

Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two and Zynga as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the failure to satisfy remaining conditions to completion of the proposed combination on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination.

Other important factors and information are contained in the joint proxy statement/prospectus mailed by Zynga to its stockholders in connection with the proposed business combination of Take-Two and Zynga and in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” in Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and in each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga. In connection with the proposed business combination Take-Two filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that includes a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, provides details of the proposed combination and the attendant benefits and risks. The registration statement was declared effective on April 7, 2022 and the definitive joint proxy statement/prospectus was sent to Take-Two and Zynga stockholders. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.